Contact

www.linkedin.com/in/eric-
zipperle-65051a83 (LinkedIn)

Top Skills

Accounting
Energetic team player
Enthusiasm to learn

Certifications

Global Commerce and Strategy

Eric Zipperle

Co-founder & CEO, Cornbread Hemp
Louisville, Kentucky, United States

Summary

Bachelors of Accounting and Masters of Business Administration
from Bellarmine University

Experience

Cornbread Hemp
Co-Founder & CEO
November 2018 - Present (6 years 6 months)
Louisville, Kentucky Area

Kentucky's first ever provider of USDA organic CBD products, Cornbread
Hemp is rooted in Kentucky hemp tradition that dates all the way back to 1775.
Co-founded with James Higdon, author the book Cornbread Mafia, Cornbread
Hemp operates direct to consumer and partners with top-shelf retailers across
the country to provide the highest quality USDA organic CBD products that are
made for comfort.

Education

Bellarmine University
Master of Business Administration (MBA) + Bachelors of
Accounting, Accounting/MBA · (2012 - 2016)

Trinity High School
· (2008 - 2012)